

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

  Re: Hanesbrands, Inc.
    Form 10-K for Fiscal Year Ended January 1, 2011
    Filed February 16, 2011
    File No. 001-32891

Dear Mr. Moss:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Melissa N. Rocha for

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel and
       Mining